[Letterhead of Clifford Chance US LLP]
November 18, 2009
Securities and Exchange Commission
Judiciary Plaza
100 F Street, NE
Washington, D.C. 20549

Attention:	Patsy W. Mengiste, Division of Investment Management Mail Stop 0505

Re:	Seligman Premium Technology Growth Fund, Inc. (File Nos. 811-22328 and 333-161752)
Dear Ms. Mengiste:
     Thank you for your oral comments on November 17, 2009 regarding the registration statement (the “Registration Statement”) on Form N-2 (File Nos. 811-22328 and 333-161752) for Seligman Premium Technology Growth Fund, Inc. (the “Fund”), filed with the Securities and Exchange Commission (the “Commission”) on October 23, 2009. Below, we provide our response to the comments, as requested.

Comment 1.	Use of Futures. On page 5 of the Statement of Additional Information, the current disclosure states that the Fund may use “futures and related options transactions to produce incremental earnings.” If the Fund has a current intention to use futures to produce incremental earnings, please add the appropriate disclosure to the prospectus summary.
Response 1. Except as described in the prospectus with respect to the use of options, the Fund has no current intention to use futures or options thereon to produce incremental earnings. Therefore, no disclosure will be added to the prospectus summary.
TANDY LETTER

Comment 2.	Notwithstanding our comments, please furnish a letter acknowledging that should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
•	The action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

Securities and Exchange Commission
November 18, 2009	Page 2
•	The Fund may not assert this action as defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
Response 2.
As you have requested and consistent with SEC Release 2004-89, the Fund hereby acknowledges that:
• the Fund is responsible for the adequacy and accuracy of the disclosure in the filing;
• should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;
• the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Fund from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and
• the Fund may not assert this action as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.
     If you would like to discuss any of these responses in further detail or if you have any questions, please feel free to contact me at (212) 878-8489, or Clifford R. Cone of Clifford Chance US LLP at (212) 878-3180. Thank you.
Very truly yours,
/s/ Leonard B. Mackey, Jr.
Leonard B. Mackey, Jr.

cc:	Paul B. Goucher, Esq. Sarah E. Cogan, Esq.